Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vestaboard, Inc.
1777 Yosemite Avenue
San Francisco, CA 94124
http://www.vestaboard.com

Up to $1,069,998.70 in Series Seed 2-C Preferred Stock at $1.70
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vestaboard, Inc.
Address: 1777 Yosemite Avenue, San Francisco, CA 94124
State of Incorporation: DE
Date Incorporated: August 05, 2015

Terms:

Equity

Offering Minimum: $9,999.40 | 5,882 shares of Series Seed 2-C Preferred Stock
Offering Maximum: $1,069,998.70 | 629,411 shares of Series Seed 2-C Preferred Stock
Type of Security Offered: Series Seed 2-C Preferred Stock
Purchase Price of Security Offered: $1.70
Minimum Investment Amount (per investor): $499.80

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Forward Looking Information in this Campaign

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives

Invest $500 - receive recognition for you and / or your family members by name on the Founder's Vestaboard maintained by Vestaboard at its offices and celebrating Vestaboard owners and customers. Choose your name, a dedication to a loved one or family member, your favorite quote / message, a moment in history to honor, or whatever you can dream of.

Invest $2,000 -receive founding customer benefits if you also become a Vestaboard customer:

*Recognition on Founders' Vestaboard described above.

*15% off future spend with Vestaboard: Whether it's your first purchase, shipping, white-glove installation, the purchase of additional Vestaboards, or any new products we introduce in the future (including individual "Bits"), you will receive a 15% Founding Customer discount whether you're buying for yourself, a friend or for your own business.

*First look at everything: We plan to make our Founding Customers aware of our special events, programs and products first, including an exclusive customer referral program that will generate further benefits.

*Additionally, your Vestaboard will be uniquely and beautifully marked as part of the limited edition and first original production run "Founding Edition 2020".

*All perks occur when the offering is completed and only if the Investor becomes a

paid customer. You are not a paid customer by participating in the offering - you must make an offer to purchase a Vestaboard on the Company's website.

Invest $10,000 or more and we will direct one Vestaboard unit to your favorite non-profit through our 1 in 100 Program.

Vestaboard has committed to delivering 1 out of every 100 units to non-profits. If you invest $10,000 or more, you will be able to direct one of these Vestaboard units to the non-profit of your choice. You will also get recognition on Founders' Vestaboard described above. And, if you become a customer, you will also receive the Founding Customer benefits.

The Company and its Business

Company Overview

Vestaboard, Inc. is the maker of Vestaboard, a modern internet-connected display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. Since previewing Vestaboard at the Consumer Electronics Show in January 2018, and as of May 31, 2020, the company has amassed reservations for Vestaboard totaling $4.3 million for which it has received $3.2 million in cash deposits. Vestaboard anticipates shipping its first units to customers in July 2020.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers, and also creates the opportunity for recurring revenue.

Competitors and Industry

The global smart display and smart signage market is expected to grow from USD 861 million in 2018 to USD 6,665 million by 2025, at a CAGR of 34.0%. Vestaboard's unique split-flap display for its flagship product distinguishes Vestaboard from digital display technologies such as LCD, LED and OLED, which dominate the market. Both the smart display and smart signage markets are competitive. Vestaboard will compete with large and established companies including Amazon, Samsung and Google for smart displays inside the home, and with large and established companies including LG, HP and NEC for smart signage in a wide range of workplaces, including hospitality, workplaces and retail. In addition, there are many new entrants to both markets.

Current Stage and Roadmap

Prior history

From 2015 through 2019 the Company was in research & development. In considering how to build Vestaboard the Company evaluated a wide range of mediums for smart displays including eInk and LED. Vestaboard spent a significant portion of its time

creating and designing the character unit of Vestaboard, a core component of Vestaboard. Vestaboard is comprised of 64 character units which it calls "Bits", a motor, housing, and electronics. The Company made and tested several iterations of the product before settling on a final design that could be manufactured at a reasonable cost.

Current Development Stage

Vestaboard's flagship product is now at the production stage, which means we have working versions of our final product that have been made by our partner factory using tooled parts and sourced components. We believe we have established a supply chain with our partner factory that is capable of producing thousands of units in our first year of production.

Future Roadmap

The Company intends to ship its first units to its earliest backers in July 2020 and begin mass production by September 2020. We expect to ship approximately 2,250 units in 2020, representing $5 million in recognizable revenue including product, shipping, and other services revenue such as installation and warranty. The Company estimates its ongoing gross margin for its base product to be between 35% and 40%, based on its average reservation price in 2020 and current expected costs of goods sold. For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower than that estimate due to incentives in place prior to 2020 to encourage early reservations in 2018 and 2019. We are assuming this recognizable revenue for 2020 based on our reservations received to date. For a discussion on forward-looking information, please refer to our risk section included in this Offering.

Our plan is as follows:

1. Grow demand for Vestaboard's flagship product in 2020 and beyond

2. Build recurring revenue by introducing paid features of our mobile and cloud software to our customers

3. Introduce new displays that leverage our mobile and cloud software

The Team

Officers and Directors

Name: Dorrian Porter

Dorrian Porter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and President
  Dates of Service: August 05, 2015 - Present

Responsibilities: Overall leadership and running of the business. Currently, Mr. Porter receives no salary or equity compensation for his role as CEO. Upon completion of this offering, the Company will determine a compensation plan for Mr. Porter. In 2020, the Company advanced funds to Mr. Porter as a loan. Please refer to the Related Party Section of this Offering Memo for further details. Mr. Porter commits a full-time schedule to Vestaboard.

Other business experience in the past three years:

- **Employer:** Northern Imagination LLC
  Title: President
  Dates of Service: January 25, 2013 - Present
  Responsibilities: Northern Imagination LLC and Dorrian is the sole member. Dorrian has transitioned his time to focus almost exclusively on Vestaboard.

Other business experience in the past three years:

- **Employer:** Museum of Craft and Design
  Title: Board Member
  Dates of Service: July 01, 2015 - Present
  Responsibilities: Joined the board of Museum of Craft and Design in July 2015 and served as Chair of the Board from October 2016 to November 2019. Our members, supporters and visitors value designers, makers, and artists who are risk takers and seek to inspire the world.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares in the amount of up to $1,069,998.70 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred or Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred or Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We have only manufactured small runs of Vestaboard. Delays or cost overruns in the development of Vestaboard and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing changes to design and regulatory hurdles. Any of these

events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Vestaboard was formed on August 5, 2015 and its only product has been in research & development since that time. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vestaboard has incurred a net loss and has had virtually no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers actually using the product today, and effectively no revenue until Vestaboard begins shipping. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price Vestaboard right and sell Vestaboard to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has a design patent, pending patents, a trademark, various copyrights, Internet domain names, and trade secrets. Due to the intellectual property, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), Occupational Safety and Health Administration (OSHA) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business.

Covid-19
COVID-19 The coronavirus pandemic is adversely affecting, and is expected to continue to adversely affect, our operations, supply chains and distribution systems, and we have experienced and expect to continue to experience unpredictable reductions in demand. Our customers have experienced delays in receiving our product. There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating results cannot be reasonably estimated at this time.

Future financings
The Company may never consummate a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no rights to the Company's assets or profits and have no voting rights or ability to direct the

Company or its actions.

No comparable product
Vestaboard is a new product for which there are few comparables to assess its potential as a business. The Company may not reach its sales targets at all or distribute its product at a scale necessary to reach or support profitability or growth. On the consumer side, there is no known market that easily maps to Vestaboard's value proposition. On the enterprise side, Vestaboard will be competing in a large signage market but against very large and established companies like Samsung, NEC and LG. New or existing competition could enter the market that produces a similar product at higher quality or better price, or both. Customers who pre-order the product may find that the product does not meet its anticipated use. We cannot accurately forecast how customer satisfaction might affect our ability to sell the product in the future.

Design and supply chain
The Company has not yet shipped its product. The product has not been through a mass manufacturing run of its product and the product is untested in real-life environments. The Company may not be able to adequately manufacture its product such that it can purchase the parts, components and supplies necessary for the manufacturing of its product at the costs it forecasts or the quality required. The Company could fail to meet its forecasted gross margins or generate a level of gross profit sufficient to cover its R&D or operating expenses.

Post-shipping support
The Company's forecasts for the support required for the product after a sale or the product's expected functional lifetime may not be accurate and may prove costly to the Company, significantly hampering the Company's ability to be profitable and could threaten the Company's viability.

Third-party manufacturing
The Company is dependent on a third-party contract assembly factory to build and assemble its product and this partner, and virtually of its suppliers, is overseas subject to different laws and customs. Uncertainty around tariffs, currency and international trade may affect the cost of the bill of materials. It's possible suppliers may not deliver as contracted or expected or fail to meet our expected quality and we may have little practical enforcement rights, particularly in a foreign country. The failure of our partners could materially adversely affect the Company.

Voting Rights Limitations
In cases where the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to

certain types of events or consents.

Dilution
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Risk of refunds of deposits
In the majority of cases customers have placed cash deposits for Vestaboard and the Company has used those deposits to make progress on the R&D for the product. In doing so the Company has created a significant unearned revenue liability if it fails to deliver the product or receive requests for a refund of the deposit. Customers who have placed a deposit have no legal obligation to pay the balance of their cost of a Vestaboard, and Vestaboard has offered a right to a refund of the deposit to all customers. Delays or other reasons could affect customer's desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds.

Tariffs and tradewars
Changes in U.S. trade policy has triggered actions affecting doing business in China, where we manufacture Vestaboard with a third party contract manufacturer, resulting in increased costs for goods imported into the U.S.. These tariffs and trade wars may reduce customer demand for Vestaboard and could cause existing customers to reconsider their order not just in the U.S. but around the globe and in other countries where we have sold Vestaboad, including but not limited to Australia, Canada, United Kingdom, Germany and many western European countries.

Management team
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish our business.

Our supplier is located in China.
Our Vestaboards are manufactured by a supplier in China. As a result of the COVID-19 pandemic, China has implemented significant governmental measures to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result, our supplier may

not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. If our supplier's manufacturing operations are curtailed, we may need to seek alternative manufacturing sources, which may be more expensive, or not available at all.

We are finalizing terms of mass production with our partner factory
We have an agreement with our partner factory and have completed initial phases of production with them. However we do not have final agreement on the terms of mass production. If we do not reach agreement with our partner factory, or if our partner factory refuses production of the Vestaboard, there would likely be significant delays in Vestaboard manufacturing. Moreover even with agreement we may not adequately secure their commitment to produce according to our schedule or specifications, or they may fail to do so. If any of these events were to occur we may have to seek alternative manufacturing sources, which may be more expensive, or not available at all.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dorrian Porter	5,000,000	Common Stock	90.5

The Company's Securities

The Company has authorized Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1-C Preferred Stock, Series Seed 2-A Preferred Stock, Series Seed 2-B Preferred Stock, Series Seed 2-C Preferred Stock, Common Stock, SAFE $4m val cap, and SAFE $6.5m val cap. As part of the Regulation Crowdfunding raise, the Company will be offering up to 629,411 of Series Seed 2-C Preferred Stock.

Series Seed 1-A Preferred Stock

The amount of security authorized is 763,888 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Voting Rights.

(a) The holders of record of the shares of Series Seed 1 Preferred Stock, exclusively and as a separate series, shall be entitled to elect one director of the Corporation, the holders of record of the shares of Common Stock and Series Seed 1 Preferred Stock, voting together as a single class, shall be entitled to elect one director of the Corporation and the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed 1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock or Common Stock, as the case may be, elect a

person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Seed 1 Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed 1 Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and the Series Seed 1-C Preferred Stock shall vote together as a single class of Series Seed 1 Preferred Stock on all matters. Each holder of Series Seed 1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

<u>Other Material Rights</u>

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 1-A Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $.72 per share for the Series Seed 1-A Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of

issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $.72 per share for the Series Seed 1-A Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 1-B Preferred Stock

The amount of security authorized is 320,512 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.17 per share for the Series Seed 1-B Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.17 per share for the Series Seed 1-B Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.17 per share for the Series Seed 1-B Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 1-C Preferred Stock

The amount of security authorized is 1,370,588 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

<u>Voting Rights for Series Seed 1 Preferred Stock & Common Stock</u>

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

<u>Other Material Rights</u>

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 1-C Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 1-C Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 1-C Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 2-A Preferred Stock

The amount of security authorized is 22,595 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 2-A Preferred Stock.

Material Rights

Voting Rights for Series Seed 2 Preferred Stock

The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 2-A Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $.72 per share for the Series Seed 2-A Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $.72 per share for the Series Seed 2-A Preferred Stock,

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 2-B Preferred Stock

The amount of security authorized is 92,932 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 2-B Preferred Stock.

Material Rights

Voting Rights for Series Seed 2 Preferred Stock

The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.17 per share for the Series Seed 2-B Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.17 per share for the Series Seed 2-B Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.17 per share for the Series Seed 2-B Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 2-C Preferred Stock

The amount of security authorized is 629,411 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 2-C Preferred Stock.

Material Rights

Voting Rights for Series Seed 2 Preferred Stock

The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 2-C Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 2-C Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 2-C Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Common Stock

The amount of security authorized is 10,086,620 with a total of 5,525,000 outstanding.

Voting Rights

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

Redemption. The Common Stock is not mandatorily redeemable.

Protective Provision. The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

SAFE $4m val cap

The security will convert into Preferred stock and the terms of the SAFE $4m val cap are outlined below:

Amount outstanding: $566,268.95
Interest Rate: 0.0%

Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Equity Financing

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

We have $566,268.95 in SAFEs outstanding with a $4,000,000 valuation cap

SAFE $6.5m val cap

The security will convert into Preferred stock and the terms of the SAFE $6.5m val cap are outlined below:

Amount outstanding: $483,731.05
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $6,500,000.00
Conversion Trigger: Equity Financing

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

$483,731.05 in SAFEs outstanding with a $6,500,000 valuation cap.

What it means to be a minority holder

As a minority holder of shares of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that

you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $483,731.05
  Use of proceeds: Research and development, sales and marketing and administration
  Date: December 23, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Captial
  Date: May 01, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 01, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50.00
  Number of Securities Sold: 50,000
  Use of proceeds: Working Captial
  Date: July 01, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 08, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000
  Use of proceeds: Working Captial
  Date: July 18, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Captial
  Date: July 18, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 18, 2018

Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000
  Use of proceeds: Working Captial
  Date: July 21, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 01, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 23, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working capital
  Date: July 23, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50.00
  Number of Securities Sold: 50,000
  Use of proceeds: Working Captial
  Date: August 24, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000

Use of proceeds: Working Capital
Date: July 18, 2019
Offering exemption relied upon: 25102(f)

- **Type of security sold:** SAFE
  Final amount sold: $566,268.95
  Use of proceeds: Research & development
  Date: September 15, 2016
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has been in research & development since 2015. In January 2018, the Company previewed the concept for Vestaboard at the Consumer Electronics Show in Las Vegas and began accepting offers for orders of the product.

For 2018 and 2019 approximately 46% and 52% of the Company's operating expenses were R&D related to the design and manufacturing of Vestaboard.

As of May 31, 2020 the Company has received offers to order Vestaboard totaling approximately $4.3 million, and for which it has received deposits totaling $3.1 million. The difference of $1.2 million represents balances to be collected from customers prior to delivery of the product.

The Company's estimates its ongoing forecasted gross margin for its base product based to be between 35% and 40%, based on its average reservation price in 2020 and current expected costs of goods sold. For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower than that estimate due to incentives in place prior to 2020 to encourage early reservations in 2018 and 2019.

The Company will make its first delivery of units in July 2020 and expects to begin

mass production within 90 days.

The Company expects to deliver 2,250 units of Vestaboard in 2020, in which case the Company expects to recognize $5 million in revenue including revenue related to the product, shipping and services.

Historical results and cash flows:

Since the Company has not shipped its first and only product in the first six months of 2020 or in any prior years, the Company expects 2020 to be the first year of significant revenue.

For 2020 the Company expects to recognize $5 million in revenue including revenue related to the product, shipping and services.

The Company's estimates its forecasted gross margin for its product based on its reservation price in 2020 and current expected costs of goods sold as between 35% and 40%. For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower due to incentives in place prior to 2020 to encourage early reservations.

From inception in 2015 until 2019 the Company primarily focused on the research and development of Vestaboard, and preparing for manufacturing. Since it could not ship its product it could not recognize revenue, except for small amounts of revenue related to prototypes.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's cash on hand as of March 31, 2020 was $77,731.98.

Some individuals and businesses who have made reservations for Vestaboard have an outstanding amount which remains collectible by Vestaboard prior to shipment of the product.

As of March 31, 2020, the outstanding balance payments outstanding from all prospective customers was approximately $1.2 million.

The Company has received cash advances for fees of between 9% and 12.5% via Clearbanc and Stripe based on monthly cash flow, which it pays back with a percentage of future revenue.

As of March 31, 2020 the Company had the following amounts outstanding:

$88,477.74 payable to Clearbanc, which would be payable from future cash receipts

$20,146.10 payable to Stripe, which would be payable from future cash receipts

The Company has an American Express account (unlimited) and Bank of America Mastercard ($38,000) accounts. As April 17, 2020 the outstanding amount of the American Express was $42,341.53 and as of April 8, 2020 the outstanding amount of the Bank of America Mastercard was $36,841.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are important to the success of our overall fundraising and operating plan in 2020. While we believe we may be able to attract other sources of investment in June 2020 and in future months to meet our operating needs in 2020, our need for capital from this campaign is critical to our ongoing operations. We plan to make our decision to move forward with the start of mass manufacturing primarily based on the success of this campaign. If we fail to raise the maximum capital from this campaign we may need to defer our decision to proceed with mass manufacturing, which may cause our customers to lose faith in our ability to execute and demand returns of their deposits, putting our viability in jeopardy. If we only meet the minimum raised, fail to meet our sales goals or fail to raise funds elsewhere our viability may be put into question.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary to proceed with our operating plan in order to begin mass manufacturing on our desired timetable. We expect to complement these campaign funds with other sources of investment and with additional sales of our product. However if this campaign is not successful, or if our other sources of investment or new sales fail to materialize, then our ability to proceed with mass manufacturing in a timely manner could put the Company's viability into serious question.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum and no other funds the Company's ability to meet its desired timeline for mass production would be affected and the Company would have difficulty operating without additional sales or other sources of capital. Please refer to our risk factors disclosed in this offering memorandum.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company believes it can reach operting break even in 2020 if the maximum funding goal is reached, but this belief also depends on the Company's sales forecasts. Additional capital may be required if the sales forecasts do not materialize or if the Company experiences difficulty moving to mass manufacturing. Please refer to our risk factors disclosed in this offering memorandum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is raising capital simultaneous to this offering which will supplement the amount raised. The Company is making an offering to accredited investors only of a different series of preferred stock with terms as follows:

*the same price per share offered to investors in this offering (which means that any amounts raised in the simultaneous offering will dilute the ownership of participants in this offering)

* voting rights and other provisions outlined in the Company's proposed Amended and Restated Certificate attached as Exhibit F.

Indebtedness

- **Creditor:** American Express
  Amount Owed: $42,341.53
  Interest Rate: 22.24%
  Maturity Date: May 11, 2020
  As of 4/17/2020 Statement the minimum payment due on 5/11/2020 was $9,038.21 which was paid.

- **Creditor:** Bank of America Mastercard
  Amount Owed: $36,841.34
  Interest Rate: 9.99%
  Maturity Date: May 05, 2020
  As of 4/8/2020 statement, a minimum amount of 670.02 was due on 5/5/2020 which was paid.

- **Creditor:** First Republic Bank
  Amount Owed: $45,800.00
  Interest Rate: 1.0%
  Maturity Date: April 21, 2022
  As of 4/21/2020, no payments were due for six months and $40,800 of the loan is eligible for forgiveness according to the guidelines of the PPP program.

Related Party Transactions

- **Name of Entity:** Northern Imagination LLC
  Names of 20% owners: Dorrian Porter
  Relationship to Company: Northern Imagination LLC is a sole member LLC in which Dorrian Porter, the majority shareholder of Vestaboard, is the sole member.
  Nature / amount of interest in the transaction: In April 2016 Vestaboard, Inc. entered into a Line of Credit Agreement with Northern Imagination LLC whereby Vestaboard was enabled to borrow up to $200,000 from Northern Imagination LLC via promissory notes. The Agreement was amended December 2017 and terminated on April 2019.
  Material Terms: From April 2016 until April 2019 Vestaboard borrowed and repaid a total of $217,723.66 (including accrued interest on any amounts outstanding under the promissory notes calculated at a rate of 7.5%). As of April 2019 Vestaboard no longer owed any amounts to Northern Imagination.

- **Name of Entity:** Dorrian Porter
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018, except the interest payable to Northern Imagination LLC pursuant to the Line of Credit Agreement which has since been terminated. In 2019 Vestaboard agreed to advance funds (up to a maximum of $150,000) to Mr. Porter for the following 12 month period as a loan, which could be forgivable taking into account the compensation paid to Mr. Porter, if any. In January 2020, Vestaboard agreed to advance additional funds (up to a maximum of $150,000) which could be forgivable taking into account any compensation paid to Mr. Porter, if any.
  Material Terms: In 2019 Vestaboard advanced to Mr. Porter an actual net amount of $110,208.92 as of December 31, 2019, including interest payable. On December 31, 2019 forgave 100% of the amount. In 2020 Vestaboard has advanced an actual net amount of $80,000 to Mr. Porter and is likely to treat the amount plus interest owing as forgivable compensation on completion of the offering, pending the amount raised. In addition on completion of the offering, and pending the amount raised, Mr. Porter will receive an offer for compensation as CEO from Vestaboard.

Valuation

Pre-Money Valuation: $9,392,500.00

Valuation Details:

The valuation of the Company has been determined taking into account the following information:

1. The Company's expected revenue forecast for 2020 of $5 million, based on orders it believe it can fill in 2020 based on its production schedule, and the $4.3 million in reservations it has received as of May 31, 2020, for which it has received $3.2 million in cash deposits.

2. The Company's forecasted gross margin for its product, which it estimates to be between 35% and 40% based on its average reservation price in 2020 and its expected cost of goods sold. For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower due to incentives in place prior to 2020 to encourage early reservations.

3. Because private company valuations are driven in part by the activity in the public markets, we considered a study by Preferred Return, a valuation company, which using used a construction of a basket of ~60 U.S.-headquartered tech companies that are public as of June 30, 2019, that the Median Enterprise Value to Sales ("EV/Sales") of 2.0 for Electronic Companies (see https://preferredreturn.com/blog/public-tech-company-valuation-multiples-2015-2019/)

4. The average pre-money valuation for seed stage technology companies observed and published by the law firm Cooley LLC, which averaged $9.7 million in April 2020

5. The Company has not sought or obtained an independent valuation of the Company and is basing its valuation on the above reference points only.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  16.5%
  We will use funds to help fulfill customer orders with additional payments to the factory.

- *Company Employment*
  80.0%
  We will use the funds to pay existing employees.

If we raise the over allotment amount of $1,069,998.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%

We will use the funds to acquire new customers primarily through online channels.

- *Operations*
  70.0%
  We will use the funds to support the manufacturing and delivery of product to existing customers.

- *Company Employment*
  21.5%
  We will use funds to employ existing and new employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.vestaboard.com (www.investor.vestaboard.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/vestaboard

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vestaboard, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Vestaboard, Inc.

Connect and inspire with Vestaboard



VESTABOARD

◎ Website   📍 San Francisco, CA   TECHNOLOGY   ART

$39,054 raised ⓘ

28	81
Investors	Days Left
$1.70	$9.39M
Price per Share	Valuation
Equity	$499.80
Offering Type	Min. Investment

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Vestaboard is a modern internet-connected display that can be controlled from anywhere. We have totally reimagined the design of a split-flap display you might have seen in a European train station, bringing it into the 21st century. Vestaboard can receive automated updates from many of your favorite apps via IFTTT, including Apple and Google Calendars, Slack, Teamsnap, or connect to other smart home devices like Alexa or Google Home, and can support enterprise-level solutions via our API.

Overview   Team   Terms   Updates¹   Comments

♡ Follow

Reasons to Invest

- We've received $4.3 million in reservations, with our very first units going to early customers in July

- The design and engineering team behind Vestaboard was involved in the launch of Amazon Echo and Nest, with patents issued and pending for Vestaboard

- The global smart display and smart digital signage market is expected to grow from USD $861 million in 2018 to USD $6.6 billion by 2025, at a CAGR of 34.0%

Bonus Rewards

Get rewarded for investing more into Vestaboard, Inc.

$500+
Investment

First Volume Tier

Invest $500: receive recognition fo and / or your family members by r on the Founder's Vestaboard main

"Inspire from Anywhere"



Please refer to our image disclaimer at the end of our campaign for further details.

by Vestaboard at its offices and
celebrating Vestaboard owners an
customers. See more in terms belc

$2,000+

Investment

Second Volume Tier

Invest $2,000 -receive founding cu
benefits if you also become a Vesta
customer. See more in terms belov

$10,000+

Investment

Third Volume Tier

Invest $10,000 or more and we wil
one Vestaboard unit to your favori
profit through our 1 in 100 Progran

THE PROBLEM

Our devices and brains are saturated by the chaos of digital communication

We're at our best when we feel connected and inspired by each other. But we are overwhelmed with constant messages and notifications, making it harder than ever to stay connected with each other, let alone inspired to create new things. That's why we created Vestaboard, a messaging display you can control by mobile app that puts shared messages front and center with your favorite people. With Vestaboard, you can inspire from anywhere by easily sending messages that amplify your voice and create delightful moments of connection for others.





A smart display that brings people together

Vestaboard is a modern internet-connected display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments.



*Please refer to our image disclaimer at the end of our campaign for further details.

A tactile experience in a world of digital displays



0:00

THE MARKET

A product in a large and fast growing market which can be used in almost every segment

According to business research firm Markets and Markets, the global smart display and smart digital signage market is expected to grow from USD $861 million in 2018 to USD $6.6 billion by 2025, at a CAGR of 34.0%.

The market for smart displays and signage is in its infancy and the market segments that can and will benefit from smart displays are very large. Vestaboard's target markets include:

- **Homes** - While Vestaboard is priced for modern, more affluent homes, based on our analysis we estimate there are at least 3 million homes in the United States valued at $1 million or more, meaning a target market potential of $6.75 billion.
- **Businesses** - This includes targeted workplaces in offices, hospitality, retail, health services, educational institutions and real estate development firms. Based on our analysis, we estimate there are 21 million locations that operate in these areas in the United States across small, medium and enterprise businesses.

Global smart display

Smart display TAM



Target Markets





*Target Markets are based on Vestaboard's analysis of publicly available data relating to homes and businesses across the U.S.

OUR TRACTION

With millions of dollars in preorders, we are moving to mass production



0:00

VESTABOARD

Vestaboard has amassed $4.3 million in pre-orders representing over 2,200 units sold to customers, including from well known companies and individuals. We have completed R&D, prototyping, tooling, molding, supplier sourcing and costing. We estimate our forecasted gross margin for our product based on its reservation price in 2020 to be between 35% and 40%. For forecasted recognized revenue in 2020, Vestaboard expects its gross margin to be lower due to incentives in place to encourage early reservations in 2020. Please refer to our risk factors section of our Form C and our forward looking information legend at the end of this page.

In December and January, we manufactured 17 units for engineering validation testing. During June we expect to have manufactured 51 units for design validation testing and some of these first units will be shipped to customers in the month of July. We expect to move to mass production within the next 90 days, and we estimate building 750 units per month with no further material design changes.

$4.3 million

in pre-orders



WHAT WE DO

Connecting families, co-workers & guests like never before



Please refer to our image disclaimer at the end of our campaign for further details.

Vestaboard can be used at home to create art, share messages with loved ones, post words of inspiration, or aid with organization. It can also be used at work to keep team members and customers in sync and up-to-date. Our mobile app makes communication easy, allowing you to update your Vestaboard from anywhere in the world and send pre-scheduled messages. Additionally, via IFTTT.com Vestaboard can be connected to your Alexa or Google Home and can receive automated updates from your favorite apps, such as Apple and Google Calendars, Slack, Teamsnap and more.



Update from anywhere

Use our mobile apps on iOS &



Android to control your Vestaboard from anywhere, subscribe to popular content or pre-schedule messages.

Sync with your favorite apps

Vestaboard easily connects to hundreds of services for automated updates.

     



Please refer to our image disclaimer at the end of our campaign for further details.

THE BUSINESS MODEL

Direct to customers

Our direct to customer model currently operates through Vestaboard.com. We make direct to business sales, as well, by marketing and selling our product to key decision makers at offices, retail, hospitality, health services, education, real estate and property development companies. We plan to offer a mobile app and web service for free. We also plan to offer premium software access in the future, creating a potential stream of recurring revenue attached to Vestaboard.

We believe our cloud and mobile software platform will be a significant source of growth for the Company in the future as we are able to add new devices in addition to our flagship model of Vestaboard.

addition to our flagship model of Vestaboard.

Current Revenue Routes

Direct-to-consumer

Vestboard.com

Direct-to-business

Offices/Hospitality

Retail

Health services

Education

Real estate co.

Future Revenue Routes

Premium software access

Mobile app

Web service

Vestaboard is not a screen but syncs with your favorite apps



Please refer to our image disclaimer at the end of our campaign for further details.

Vestaboard has created a versatile product that can be used in a wide variety of settings! Unlike traditional display signage, Vestaboard carries a unique and modern design that amplifies or complements any indoor or outdoor space.



Please refer to our image disclaimer at the end of our campaign for further details.

Vestaboard is accompanied with a suite of cloud and mobile software tools to control Vestaboard out of the box and it can be updated from anywhere. With a focus on messaging and information, its uses range from an inspiring message or family calendar inside the home to a menu display board or guest messaging system inside a business.

Vestaboard's application programming interface (API) allows third party development on Vestaboard, opening up the possibilities for an ecosystem of applications for our customers.

  



THE VISION

On a mission to grow, to connect and inspire more people

Our company's purpose is to connect and inspire people with Vestaboard, and we have a roadmap of products that extends far beyond our flagship production.



Our vision is to grow a large business that connects and inspires more people. Here's our plan:

1. **Bring Vestaboard to the world** as a unique and well-loved flagship product - we believe in the coming 24-36 months years we can sell and deliver tens of thousands of units resulting in growth for the business

2. **Deliver great cloud and mobile software** - our cloud and mobile app will offer smart, automated and community driven features for free and for a fee, building a platform for even greater engagement and possibilities

3. **Launch more affordable devices** that use our cloud and mobile software - we will use our design, hardware and software experience to produce more products that inspire and connect others, thereby substantially growing our community and strengthening our direct to customer business model with even more recurring revenue possibilities



Please refer to our image disclaimer at the end of our campaign for further details.

An experienced team where passion meets creativity

Our leadership, key members and advisors have worked on hardware and software development for decades.





We are ready to take our company to the next level

Vestaboard is on a mission to connect and inspire people in a large and growing market for digital and smart home displays. With just $1,050,000 in capital raised to date, Vestaboard has amassed $4.3 million in reservations for its first and flagship product Vestaboard. The company has completed design, prototyping, research and development for the product, and is actively working with a partner factory to assemble Vestaboard based on all parts and components that we have helped source and price. With these milestones under our belt, Vestaboard is on the verge of mass production and is ready to change the way people connect and communicate with one another around the world.



0:00

Please refer to our image disclaimer at the end of our campaign for further details.

Photos and Video Disclaimer.

There are photos and video of an actual manufactured Vestaboard on this page, but some of the photos and video on this page show a rendered or simulated product, or of our original prototype. We believe all images and video are an accurate portrayal of the final product, except to note that the actual manufactured Vestaboard has 6 rows, 132 characters and not 7 rows, 163 characters.



Vestaboard is incorporated

Vestaboard is incorporated

CES Preview

Previewed Vestaboard concept at CES in Las Vegas

Manufactured 17 Vestaboards

First run of 17 manufactured Vestaboards, comprised of 2,244 Bits

First deliveries

Our very first deliveries to customers of some of our DVT units (ANTICIPATED)

August 2015

January 2018

December 2019

July 2020

November 2017

August 2019

June 2020

August / September 2020

Design Patent Issued

Design patent issued by the USPTO

Manufacturing process begins

First manufactured Vestaboard "Bit" (character unit)

Design Validation Testing

Second run of 52 manufactured Vestaboard units, comprised of 6,684 Bits

Commence Mass Production

Begin mass production of Vestaboards (ANTICIPATED)

Meet Our Team





Dorrian Porter

Founder and CEO

Dorrian envisions Vestaboard as a leader in smart displays that exists to connect and inspire people. Prior to Vestaboard Dorrian co-founded and ran two companies that delivered software as a service, one of which pioneered e-commerce in higher education and one in mobile marketing around music and live events.





Ian Guyer

Asia-Pacific Operations

Ian was the first employee at Vestaboard and has a background in computers, electronics, design, QA and operational roles. He oversees everything production-related to Vestaboard, working closely with the engineering team, factory, and suppliers to deliver Vestaboard according to the design intent. Ian worked with our CEO on other projects prior to full-time employment at Vestaboard.





Faiza Hassan

Product Design

Faiza has worked on Vestaboard as an independent contractor since the Company's inception in 2015, leading and overseeing all aspects of design and function of Vestaboard as a hardware device. Previously Faiza worked on the first generation of the Amazon Echo and related products at Amazon, and prior to that spent over ten years as a product designer and mechanical engineer at Dell and Pump Studios. We expect to work with Faiza closely in the future, which may extend to employment.





Steve Zadesky

Advisor to CEO

Steve is an advisor to the CEO and is currently advising and investing in a number of startups across many hardware spaces. At Apple he was lucky enough to help build and lead the teams for the first iPod, first iPhone, as well as hundreds of Apple accessory products. He was responsible for a wide range of large engineering organizations including Material Science, EE, Product Design, Project Management, Acoustics and Firmware, and he has over 150 issued patents where he is listed as inventor.





Aaron Clark

Revenue and Operations Advisor

Aaron is an advisor to the CEO and an independent contractor in areas of revenue and operations. Aaron worked with our CEO at a previous company and has a long experience with start-ups, business development and operations. We expect to work with Aaron closely in the future, which may extend to employment.













Matt Collier
Channel & Corporate Development Advisor
Matt has been an advisor to our CEO on channel programs, go-to-market and corporate development since 2018. Matt has scaled hardware and SaaS businesses to substantial revenue, including as SVP Channel and sales at LifeSize Communications. We expect to work with Matt closely in the future, which may extend to employment.





Chris Jelly
Software, Cloud and Architecture Advisor
Chris is an advisor to the CEO and independent contractor who oversees all aspects of our software development including technical architecture, back-end systems, web development and its connection with mobile and embedded systems. We expect to work with Chris closely in the future, which may extend to employment.





Moustafa Badawy
Software and Mobile Apps
Moustafa is a software engineer for Vestaboard who has operated as an independent contractor and employee since our inception. Moustafa oversees all mobile app development for Vestaboard and contributes to the overall software development. Moustafa is also the Founder and CTO of Rubikal, a software development firm working with Vestaboard. Moustafa worked with our CEO on two software projects prior to Vestaboard.





Dominic Monette
Embedded Systems
Dominic has worked as a full-time independent contractor for Vestaboard since February 2019. Dominic is directly building and overseeing all aspects of embedded system software development for Vestaboard. We expect to work with Dominic closely in the future, which may extend to employment.





Mark Confroy
Customer Success & Logistics Advisor
Mark is an independent contractor leading and giving shape to all aspects of customer success and logistics, including delivery of Vestaboard to customers. Mark previously worked with Aaron and Dorrian at prior companies. We expect to work with Mark closely in the future, which may extend to employment.





Kristin Keeffe
Business Development and Legal Advisor
Kristin is an independent contractor and legal advisor. She has over 20 years experience as a corporate and commercial attorney, and worked with our CEO at the same law firm (Wilson Sonsini Goodrich & Rosati in Palo Alto, California) at the start of their careers. We expect to work with Kristin closely in the future, which may extend to employment.





Zulema Payan
Customer Success
Zulema has worked as a full-time employee with Vestaboard since we publicly previewed our concept for Vestaboard for the first time at the Consumer Electronics Show in 2018. Zulema is primarily engaged with account development and management of our business customers. She has previous experience as an account manager and events.





Theresa Gadaire
Customer Success & Communications
Theresa has worked as a full-time employee with Vestaboard since 2018 and previously was an independent contractor. Theresa leads the ongoing daily engagement with our customer base, and is leading and shaping areas of customer support and experience, training and account management. Theresa has over ten years of experience in areas of customer success, account management and training.





Carolyn Nickell
Brand and Communications
Carolyn leads brand and communications for Vestaboard and has been an independent contractor since inception of the Company. Carolyn is an



Rishabh Gupta
Marketing and analytics
Rishabh leads marketing analytics for Vestaboard and has been an independent contractor since 2019. He has been helping startups succeed in



Eric Om
Software Engineer and Web
Eric is a software engineer for Vestaboard who has operated as an independent contractor from time to time since research began on Vestaboard in 2015.



Adam Reed-Erickson
Mechanical Engineering Consultant
Adam Reed-Erickson is a mechanical engineer consultant and has been an independent contractor to Vestaboard since 2018. He specializes in product

Company. Carolyn is an entrepreneur and has trained as a full-stack software engineer. She has over ten years of experience in marketing, product launches and start-ups and worked with our CEO prior to Vestaboard. We expect to work with Carolyn closely in the future, which may extend to employment.



their e-commerce driven programs and business solutions. We expect to work with Rishabh closely in the future, which may extend to employment.



began on Vestaboard in 2015. Eric contributes in areas of web development and analytics and has experience as a data engineer at other companies. We expect to work closely with Eric in an ongoing capacity.



2018. He specializes in product design and mechanical engineering, and previously worked at product design consultancies including Lunar (now McKinsey Design), fuseproject and Lime Lab (now PCH International). We expect to work with Adam closely in the future in an ongoing capacity.





Scott Brenneman
Electrical Engineering Consultant

Scott is an electrical engineer and product design consultant and has been an independent contractor to Vestaboard since 2018. He has a long history in helping organizations succeed in their electronic product design and development programs. He has previously worked as an employee at Tesla, Apple and IDEO. We expect to continue working closely with Scott in an ongoing capacity.



Offering Summary

Company :	Vestaboard, Inc.
Corporate Address :	1777 Yosemite Avenue, San Francisco, CA 94124
Offering Minimum :	$9,999.40
Offering Maximum :	$1,069,998.70
Minimum Investment Amount (per investor) :	$499.80

Terms

Offering Type :	Equity
Security Name :	Series Seed 2-C Preferred Stock
Minimum Number of Shares Offered :	5,882
Maximum Number of Shares Offered :	629,411
Price per Share :	$1.70
Pre-Money Valuation :	$9,392,500.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Forward Looking Information in this Campaign

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives

Invest $500 - receive recognition for you and / or your family members by name on the Founder's Vestaboard maintained by Vestaboard at its offices and celebrating Vestaboard owners and customers. Choose your name, a dedication to a loved one or family member, your favorite quote / message, a moment in history to honor, or whatever you can dream of.

Invest $2,000 -receive founding customer benefits if you also become a Vestaboard customer:

*Recognition on Founders' Vestaboard described above.

*15% off future spend with Vestaboard: Whether it's your first purchase, shipping, white-glove installation, the purchase of additional Vestaboards, or any new products we introduce in the future (including individual "Bits"), you will receive a 15% Founding Customer discount whether you're buying for yourself, a friend or for your own business.

*First look at everything: We plan to make our Founding Customers aware of our special events, programs and products first, including an exclusive customer referral program that will generate further benefits.

*Additionally, your Vestaboard will be uniquely and beautifully marked as part of the limited edition and first original production run "Founding Edition 2020".

*All perks occur when the offering is completed and only if the Investor becomes a paid customer. You are not a paid customer by participating in the offering - you must make an offer to purchase a Vestaboard on the Company's website.

Invest $10,000 or more and we will direct one Vestaboard unit to your favorite non-profit through our 1 in 100 Program.

Vestaboard has committed to delivering 1 out of every 100 units to non-profits. If you invest $10,000 or more, you will be able to direct one of these Vestaboard units to the non-profit of your choice. You will also get recognition on Founders' Vestaboard described above. And, if you become a customer, you will also receive the Founding Customer benefits.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Welcome to Vestaboard's Regulation Crowdfunding Campaign! 🎉

4 days ago



Thank you for your interest in Vestaboard's Regulation Crowdfunding campaign! We are thrilled to see such early commitment from the StartEngine community.

We'll be announcing our campaign and inviting our customers to participate later this week. We are excited to share a little bit about our customers with you:

- We count over 2,000 incredible individuals, well-known companies and brands as our customers

- Some of our customers include Alexis Ohanian (co-founder of Reddit), venture capitalist Hany Nada (board member of Houzz, DraftKings and investor in Vestaboard) and Olle Lundberg of the highly-rated architecture practice Lundberg Design

- Vestaboard has pre-orders for 2,319 Vestaboard units as of today

- Our demand for 2020 has exceeded our planned supply, and new customers are placed on a waitlist



Our first ever live event last week was a huge success with nearly 400 attendees. You can view and share the replay at any time in our News Hub on the Vestaboard website.

WATCH OUR LIVE EVENT RECAP NOW

Keep checking back for more campaign progress and company news throughout this campaign.

Please reach out to us at any time in the comments!

FOLLOW VESTABOARD

Instagram -- http://www.instagram.com/vestaboard

Twitter -- http://www.twitter.com/vestaboard

Facebook -- http://www.facebook.com/vestaboard

LinkedIn -- http://www.linkedin.com/vestaboard

END OF UPDATES

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Doug Muraski   `9 INVESTMENTS`   7 days ago
500 is not a viable number sorry especially in this environment, your setting the bar to high to early, it's a great idea but it's to much to ask for I wish you good luck.

> **Dorrian Porter**   **- Vestaboard, Inc.**   7 days ago
> Thanks for the comment and feedback Doug. We responded to the same concern below and appreciate the perspective. Please consider following along the campaign as it advances in the coming weeks, and to follow the company for the long term as we consider that in the future.

Randy Wexler   `SE OWNER`   `35 INVESTMENTS`   7 days ago
Hi, I'd like to know a little more about the technology. Obviously, the board itself requires an internet connection. Are there plans to incorporate 5G? One of the most obvious sectors to me would be to target local state's Department of Transportation, Highway Departments, Law Enforcement, Construction Sites, or other sectors that would benefit from dynamically placed field locations.

> **Dorrian Porter**   **- Vestaboard, Inc.**   7 days ago
> Hi Randy - we are offering only a wi-fi connection for the initial release of Vestaboard but would consider 5G in the future, if not for this device than for future devices related to our product roadmap. Your ideas for the potential applications are fantastic. We've delivered an aesthetic design which may or may not appeal to some of the sectors you've identified, but we see how smart messaging displays could have a huge impact there. As we roll out the units to our initial customers we will work with them to identify suitable large scale applications. We do have at least one customer ranked in the Fortune Global 500 who operates in the transportation sector.

Leonardo Lee   `SE OWNER`   `30 INVESTMENTS`   10 days ago

Leonardo Lee SE OWNER 30 INVESTMENTS 10 days ago

Hi. What are your revenue goals (not projections) for the next 5 years?

> **Dorrian Porter**   - Vestaboard, Inc.   10 days ago
>
> Thanks for the question Leonardo. Above we reference our belief that we can sell and deliver tens of thousands of units for our flagship product in the coming 24-36 months (with an MSRP of $2599). We also reference our goals to build recurring software revenue and introduce more affordable devices. We will consider as a team to provide a more direct answer to your 5 year question and let you know if we update the disclosure.

W Kim Colich SE OWNER 30 INVESTMENTS 10 days ago

Hi,

I'm wondering, why have you set the bar so high for including the "small investors" in your CF campaign? I dare say the majority of folks who have now entered the crowdfunding possibilities for investing in startups earn less than $100,000/ year and are thus handicapped by the 5% rule as it currently stands. When you set your minimum at $500 you are forcing many of us to decline this offer, who are otherwise wanting to participate, simply because we are not great at "stock picking" and we can invest in 20 startups with a minimum of only $200, vs only being able to invest in 8 startups whose minimum is $500. This seems rather counterproductive on your part (and on the part of other startups that choose such a high minimum) as per the tables below:

Income Range SEC % allowed $ Ceiling for CF Investments No of Startups @ $500
50,000 59,999 5% 2,500 5
60,000 69,999 5% 3,000 6
70,000 79,999 5% 3,500 7
80,000 89,999 5% 4,000 8
90,000 99,999 5% 4,500 9

Income Range SEC % allowed $ Ceiling for CF Investments No of Startups @ $200
50,000 59,999 5% 2,500 12
60,000 69,999 5% 3,000 15
70,000 79,999 5% 3,500 17
80,000 89,999 5% 4,000 20
90,000 99,999 5% 4,500 22

I like what I see, but I'm not willing to wager $500 on this startup. Why have you chosen such a high minimum? Why choose to introduce a barrier rather than making your offer inviting to the small investor? Thanks for your response. Blessings

> **Dorrian Porter**   - Vestaboard, Inc.   10 days ago
>
> Hi Kim - thank you for your comment. I appreciate that a $500 minimum may be discouraging to many potential investors and that it is wise for investors to invest across a portfolio of companies. You have also provided great data to support this idea. In our case I made the decision to set $500 as a means to achieve our capital raising goals in an efficient way based on what I have observed about crowdfunding equity to date. Since crowdfunding equity is relatively new it is not hard to agree with the logic you have outlined, but it is more difficult to judge how best to reach investors, the cost of reaching those investors and what thresholds can best support an offering. Since we have an expensive product we also gave weight to the potential participation of customers and what a reasonable amount relative to the cost of the product might be. If we pursue crowd equity fundraising in the future, I certainly will keep your point in mind and consider a more appealing entry point for more people as I am very much in line with the spirit of crowd equity that you are advocating.

David Carrillo Topete SE OWNER 6 INVESTMENTS 10 days ago

Hi there,
*Seeing that this is your first product, are you considering other variety of products other than
*Vestaboard down the road?
*What are your plans to expand into different products?
This sounds like a great idea, something I would look forward into pre-ordering. Have you guys consider doing a fundraiser in Indiegogo?

> **Dorrian Porter**   - Vestaboard, Inc.   10 days ago
>
> Thanks for the question David. Yes we plan to introduce more affordable devices that serve

a similar purpose and connect to our software platform. For now we are focused on building and delivering our flagship product, and refrain from sharing our ideas for a second product publicly. We are glad you love the idea and would consider pre-ordering! You can find more information about reserving the product on our website.

Guy Lamberg   SE OWNER   5 INVESTMENTS   11 days ago
Hello,
How many actual employees do you have and what are hiring plans and needs? What happens to company if something happens to the founder?
Thank you!

> **Dorrian Porter**   - Vestaboard, Inc.   11 days ago
> Thanks for the question Guy. Each employee and contractor is listed as such above. We intend to hire primarily from the above team in the coming months so long as we reach acceptable terms of employment and achieve our business goals. The founder has a strong relationship with each person. We do not currently have key person insurance in place for our founder but it is something we will investigate in the future. We have identified this risk in our disclosure.

Nickolas Pitfield   SE OWNER   6 INVESTMENTS   11 days ago
Greetings,

Can you give a breakdown please from which segments/markets this $4.3m in pre-orders has come from, and how many individual orders there are - would be interesting to see where the interest is coming from...

Also where is the pitch deck ?

> **Dorrian Porter**   - Vestaboard, Inc.   11 days ago
> Thanks for the question Nickolas. We will investigate adding these numbers and a pitch deck to the disclosure and let you know as soon as we do. The pitch deck will contain similar information in a different format. For now we will disclose that 60% of total orders appear to be for personal use and 40% appear for business use, from a variety of sectors.



VIDEO TRANSCRIPT

<u>Pitch Video #1</u>

This is Vestaboard, a beautiful smart messaging display.

You control it with your smartphone, or from your computer.

You can use Vestaboard at home to share messages, or view your calendar. You can use Vestaboard at work to inspire your teams, or your customers.

This is Ashley, the daughter of our founder Dorrian.

Dorrian created Vestaboard because he wanted to share quotes with his kids. To inspire them when he was traveling. And he didn't want them to have just another screen.

Not that digital is all bad. The wonderful thing about technology is there's always a chance to create a bit of magic.

What's magical about Vestaboard is that it moves... it has this beautiful sound... and it's definitely not a screen.

What's happening in the world right now tells us that it can't go all digital. That the physical world is important to us too.

As a company Vestaboard will take the best of hardware and software to bring people together and build products that connect and inspire us.

Hi I'm Dorrian Porter - the founder and CEO.

Vestaboard is a smart messaging display and we are a part of a large and fast growing smart display market.

We've received millions of dollars in pre-orders, we've built an extraordinary team, we've done all the hard work to be ready for mass production, and we're about to ship Vestaboard to our first customers.

Even in a big industry, we're setting ourselves apart with gorgeous design, better software and a commitment to extraordinary products that put our customers first.

We want to deliver products that inspire people for good and we have a three part plan to build an extraordinary company.

First we're going to deliver this beautiful flagship product to our customers, and we're going to find as many customers for it as possible.

Second we'll continue to develop the software that powers Vestaboard and build a recurring revenue stream for us.

Third, we'll launch additional devices that are lower-priced and that use our software platform and because they are from Vestaboard, these products will be just as inspiring as the first.

I invite you to invest in Vestaboard and build the smart display leader that connects and inspires us.

Throughout video plays imagery of the Vestaboard.

Video #2: What We Do, Vestaboard Teaser (1:09):

As you look to the future you get to decide what you want to hold on to.

This is a Vestaboard a wonderfully mechanical display that you can control from anywhere.

It works with your favorite apps so you can stay connected to what's new, keep your team in sync, manage your schedule, or help guests find their way.

We created Vestaboard so you can connect with what matters to you.

Video #3: How We Are Different, Bould Design (1:00)

Bould design person #1

When people see it and the flat starts spinning they immediately love it and their first reaction is wow I want one.

Bould design person #2

Is the character of the product a good reflection of us as a design studio? Is it a good reflection of Vestaboard as the manufacturer, and does it also just reflect the character and the values of the people who are going to be using it?

Bould design person #1

It's a very analog tactile experience compared to a world of digital displays

Bould design person #2

Are we building something that is going to provide a great experience for years and years and years to come?

Bould design person #1

We selected the highest quality most durable materials that would be beautiful on close inspection but would fade away when seen from a distance.

Bould design person #2

Everything was prototype and tested and vetted.

Bould design person #1

We considered every aspect of the visual design and the user experience.

<u>Bould design person #2</u>

We hope that we reach a point with the design where we can't think of adding anything and we can't think of taking anything away. When we reached that point we know that we have finished.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VESTABOARD, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF AUGUST, A.D. 2015, AT 2:47 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5798155 8100

151137114

AUTHENTICATION: 2623779

DATE: 08-06-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: 1FD8E45A-3533-48F2-8D47-6E8FEBC85C8F
State of Delaware
Secretary of State
Division of Corporations
Delivered 02:50 PM 08/05/2015
FILED 02:47 PM 08/05/2015
SRV 151137114 - 5798155 FILE

CERTIFICATE OF INCORPORATION
OF
VESTABOARD, INC.

FIRST: The name of the Corporation is: Vestaboard, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is c/o Vcorp Services, LLC, 1811 Silverside Road, in the City of Wilmington, County of New Castle, Delaware 19810. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.0001 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

FIFTH: The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Dorrian Porter	260 Sheridan Avenue, Suite 214 Palo Alto, CA 94306

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the By-Laws of the Corporation.

SEVENTH: Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The Corporation shall provide indemnification as follows:

1.   <u>Actions, Suits and Proceedings Other than by or in the Right of the Corporation.</u> The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of <u>nolo contendere</u> or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2.   <u>Actions or Suits by or in the Right of the Corporation.</u> The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware shall deem proper.

3.   <u>Indemnification for Expenses of Successful Party.</u> Notwithstanding any other provisions of this Article EIGHTH, to the extent that an Indemnitee has been successful, on the

merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article EIGHTH, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith.

       4.   Notification and Defense of Claim. As a condition precedent to an Indemnitee's right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article EIGHTH. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article EIGHTH for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

       5.   Advance of Expenses. Subject to the provisions of Section 6 of this Article EIGHTH, in the event of any action, suit, proceeding or investigation of which the Corporation receives notice under this Article EIGHTH, any expenses (including attorneys' fees) incurred by or on behalf of an Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article EIGHTH; and further provided that no such

- 3 -

advancement of expenses shall be made under this Article EIGHTH if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6. Procedure for Indemnification. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article EIGHTH, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article EIGHTH (and none of the circumstances described in Section 4 of this Article EIGHTH that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article EIGHTH, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7. Remedies. The right to indemnification or advancement of expenses as granted by this Article EIGHTH shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article EIGHTH that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. Indemnitee's expenses (including attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

8. Limitations. Notwithstanding anything to the contrary in this Article EIGHTH, except as set forth in Section 7 of this Article EIGHTH, the Corporation shall not indemnify an Indemnitee pursuant to this Article EIGHTH in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article EIGHTH, the

Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, Indemnitee shall promptly refund such indemnification payments to the Corporation to the extent of such insurance reimbursement.

9.   Subsequent Amendment. No amendment, termination or repeal of this Article EIGHTH or of the relevant provisions of the General Corporation Law of Delaware or any other applicable laws shall affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10.   Other Rights. The indemnification and advancement of expenses provided by this Article EIGHTH shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article EIGHTH shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article EIGHTH. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article EIGHTH.

11.   Partial Indemnification. If an Indemnitee is entitled under any provision of this Article EIGHTH to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys' fees), judgments, fines or amounts paid in settlement to which Indemnitee is entitled.

12.   Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of Delaware.

13.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other

enterprise shall be reduced by an amount that such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

14. <u>Savings Clause</u>. If this Article EIGHTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article EIGHTH that shall not have been invalidated and to the fullest extent permitted by applicable law.

15. <u>Definitions</u>. Terms used herein and defined in Section 145(h) and Section 145(i) of the General Corporation Law of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

EXECUTED this 5th day of August, 2015.

Dorrian Porter
Incorporator

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

VESTABOARD, INC.

The undersigned, Dorrian Porter, hereby certifies that:

1. The undersigned is the duly elected and acting President of Vestaboard, Inc., a Delaware corporation.
2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 5, 2015 under the name of Vestaboard, Inc.
3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

Article I

"The name of this corporation is Vestaboard, Inc. (the "Corporation").

Article II

The address of the Corporation's registered office in the State of Delaware is Vcorp Services, LLC, 1811 Silverside Road, in the City of Wilmington, County of New Castle, Delaware 19810. The name of its registered agent at such address is Vcorp Services, LLC.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 13,286,546 shares, each with a par value of $0.0001 per share. Of these, 10,086,620 shares shall be Common Stock and 3,199,926 shares shall be Preferred Stock.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (the "Restated Certificate") may be issued from time to time in one or more series. Of the Preferred Stock, 3,199,926 shares shall be designated "Series Seed Preferred Stock," and (i) 763,888 shares of the Series Seed Preferred Stock shall be designated "Series Seed 1-A Preferred Stock," (ii) 320,512 shares of the Series Seed Preferred Stock shall be designated "Series Seed 1-B Preferred Stock," (iii) 1,370,588 shares of the Series Seed Preferred Stock shall be designated "Series Seed 1-C Preferred Stock," (iv) 22,595 shares of the Series Seed Preferred Stock shall be designated

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"Series Seed 2-A Preferred Stock," (v) 92,932 shares of the Series Seed Preferred Stock shall be designated "Series Seed 2-B Preferred Stock," and (vi) 629,411shares of the Series Seed Preferred Stock shall be designated "Series Seed 2-C Preferred Stock." The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and Series Seed 1-C Preferred Stock shall collectively be known as the "Series Seed 1 Preferred Stock." The Series Seed 2-A Preferred Stock, Series Seed 2-B Preferred Stock and Series Seed 2-C Preferred Stock shall collectively be known as the "Series Seed 2 Preferred Stock." The rights, preferences, privileges and restrictions granted to and imposed on the Series Seed Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock, (iv) $.72 per share for the Series Seed 2-A Preferred Stock, (v) $1.17 per share for the Series Seed 2-B Preferred Stock, and (vi) $1.70 per share for the Series Seed 2-C Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Seed Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series Seed Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock).

2. **Liquidation.**

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock, (iv) $.72 per share for the Series Seed 2-A Preferred Stock, (v) $1.17 per share for the Series Seed 2-B Preferred Stock, and (vi) $1.70 per share for the Series Seed 2-C Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series Seed Preferred Stock then held by them; plus any declared or accrued but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b)   **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c)   **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)   **Certain Acquisitions.**

(i)   **Deemed Liquidation.** For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) an equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this Section 2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 2(d)(i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

(ii)   **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(d)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2)   If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(d)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(e)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Series Seed 1 Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Restated Certificate, all notice periods or requirements in this Restated Certificate may be shortened or waived, either before or after the action for which notice is required, upon the vote or written consent of the holders of a majority of the voting power of the outstanding shares of Preferred Stock that are entitled to such notice rights.

(f)   **Effect of Noncompliance.** In the event the requirements of Section 2(e) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series Seed 1 Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(e).

3.   **Redemption.** The Preferred Stock is not mandatorily redeemable.

4.   **Conversion.** The holders of shares of Series Seed Preferred Stock shall be entitled to conversion rights as follows:

(a)   **Right to Convert.** Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock, (iv) $.72 per share for the Series Seed 2-A Preferred Stock, (v) $1.17 per share for the Series Seed 2-B Preferred Stock, and (vi) $1.70 per share for the Series Seed 2-C Preferred Stock, by the Conversion Price applicable to such shares (the conversion rate for Preferred Stock into Common Stock is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share shall be (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock, (iv) $.72 per share for the Series Seed 2-A Preferred Stock, (v) $1.17 per share for the Series Seed 2-B Preferred Stock, and (vi) $1.70 per share for the Series Seed

2-C Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided below in Section 6(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a class.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Splits and Combinations.** The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Dividends.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to

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such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(ii).

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Section 4(d).

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the filing date of this Amended and Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 2 or this Section 4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of

shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Certificate as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its

counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j)   **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5.   **Voting Rights.**

(a)   The holders of record of the shares of Series Seed 1 Preferred Stock, exclusively and as a separate series, shall be entitled to elect one director of the Corporation, the holders of record of the shares of Common Stock and Series Seed 1 Preferred Stock, voting together as a single class, shall be entitled to elect one director of the Corporation and the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed 1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Seed 1 Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed 1 Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and the Series Seed 1-C Preferred Stock shall vote together as a single class of Series Seed 1 Preferred Stock on all matters. Each holder of Series Seed 1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b)   The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6.   **Protective Provisions.** So long as at least 1,841,241 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Series Seed 1 Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series Seed 1 Preferred Stock, voting together as a single class:

(a)   alter or change the rights, preferences or privileges of the Series Seed 1 Preferred Stock so as to affect adversely the shares of such series;

(b)   decrease the number of authorized directors; or

(c)   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Series Seed 1 Preferred Stock.

7.   **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

(C)   **Common Stock.**

1.   **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3.   **Redemption.** The Common Stock is not mandatorily redeemable.

4.   **Protective Provision.** The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

5.   **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common

Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Article V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

Article VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

Article VII

1. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

Article VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

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The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at _____, _____, on [Date], 2020.

Dorrian Porter, President